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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SPECTRE GAMING, INC. (f/k/a ONELINK, INC.)

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

84761G 10 7

(CUSIP Number)

Wayne William Mills
800 Nicollet Mall, Suite 2690
Minneapolis, MN 55402

With a copy to:
William M. Mower, P.A.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-03)

CUSIP No. 84761G 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

       Wayne William Mills

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

        PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

       United States of America

	7.	Sole Voting Power
Number of
		896,000
Shares	8.	Shared Voting Power

Beneficially
		0
Owned by Each	9.	Sole Dispositive Power

Reporting
		896,000
Person	10.	Shared Dispositive Power

With		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

        896,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

        11.1%

14.	Type of Reporting Person (See Instructions)

        IN

(Page 2 of 5 pages)

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.01 par value, of Spectre Gaming, Inc., a Minnesota corporation (“Spectre Gaming”). The address of Spectre Gaming’s principal executive offices is 800 Nicollet Mall, Suite 2690, Minneapolis, MN 55402.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Wayne W. Mills. The business address for the reporting person is 800 Nicollet Mall, Suite 2690, Minneapolis, MN 55402. Mr. Mills is a private investor.

During the last five years, Mr. Mills has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Mills received notice of disciplinary action pursuant to Rule 3070 from the NASD. Without admitting or denying the allegations, Mr. Mills agreed to sign a Letter of Acceptance, Waiver and Consent in which he was barred from association with any NASD member in any capacity. Prior to receiving such notice, Mr. Mills had resigned.

Mr. Mills is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

The shares of Spectre Gaming subject to this Statement are held by the Reporting Person solely for investment purposes.

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(Page 3 of 5 pages)

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

a.-b. Wayne W. Mills beneficially owns 896,000 shares. He has sole power to vote these share and sole power of disposition.

According to information provided by the Issuer, as of December 31, 2003, the Company had 8,093,198 shares outstanding. Accordingly, based upon this information the Reporting Person is the beneficial owner of 11.1% of the outstanding shares.

c. TRANSACTIONS WITHIN THE LAST 60 DAYS

     On December 30, 2003, the Reporting Person participated in a private placement of securities, purchasing 833,333 Shares of Common Stock at $0.06 per share. On February 2, 2004, the Reporting Person made gifts in the amount of 333,333 shares.

d. Not applicable.

e. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES
OF THE ISSUER

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None

(Page 4 of 5 pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

/s/ Wayne W. Mills Wayne W. Mills

(Page 5 of 5 pages)